Graf Medical Imaging, Inc
Reviewed Financial Statements

December 31, 2020 and 2019

ANDERSON & WELLS, P.C.
Certified Public Accountants

TABLE OF CONTENTS
GRAF MEDICAL IMAGING, INC
December 31, 2020 and 2019

Anderson & Wells, P.C.

Certified Public Accountants
6305-A Piccadilly Square Drive
Mobile, Alabama

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

Board of Directors
Graf Medical Imaging, Inc
Mobile, Alabama

We have reviewed the accompanying financial statements of Graf Medical Imaging, Inc, which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income, changes in (deficit) in stockholders' equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles in the United States of America.

Anderson & Wells, P.C.

February 10, 2021
Mobile, Alabama

1

GRAF Medical Imaging Inc.
Balance Sheet
December 31, 2020 and 2019

Assets

		2020		2019
Current Assets				
Cash In Bank	$	3,151.59	$	2,828.92
Accounts Receivable		7,723.50		7,723.50
Total Current Assets		**10,875.09**		**10,552.42**
Total Assets	$	**10,875.09**	$	**10,552.42**

Liabilities and (Deficit) in Stockholders' Equity

		2020		2019
Current Liabilities				
Accounts Payable	$	2,731.04	$	1,931.04
Accrued Interest Payable		717.11		0.00
Current Portion of Long-Term Liabilities		24.33		0.00
Total Current Liabilities		**3,472.48**		**1,931.04**
Long-Term Liabilities				
SBA EIDL Loan		31,275.67		0.00
Total Long-Term Liabilities		**31,275.67**		**0.00**
Total Liabilities		**34,748.15**		**1,931.04**
(Deficit) in Stockholders' Equity				
Common Stock, $.01 par value; 200,000,000 shares authorized - 12,595,000 shares issued and outstanding		125,950.00		125,950.00
Stock Subscription Receivable		(110,850.00)		(110,850.00)
Retained Earnings		(38,973.06)		(6,478.62)
Total (Deficit) in Stockholders' Equity		**(23,873.06)**		**8,621.38**
Total Liabilities and (Deficit) in Stockholders' Equity	$	**10,875.09**	$	**10,552.42**

GRAF Medical Imaging Inc.
Statement of Income
Year Ended December 31, 2020 and 2019

	Dec 31, 2020	%	Dec 31, 2019	%
Revenue				
Sales	$ 13,313.25	100.00 %	$ 84,169.59	100.00 %
Total Revenue	13,313.25	100.00 %	84,169.59	100.00 %
Cost of Goods Sold				
Cost of Medical Imaging Equipment Sold	5,145.00	38.65 %	31,881.80	37.88 %
Freight and Shipping Costs	45.63	0.34 %	10,366.20	12.32 %
Total Cost of Goods Sold	5,190.63	38.99 %	42,248.00	50.19 %
Gross Profit	8,122.62	61.01 %	41,921.59	49.81 %
Operating Expenses				
Advertising & Marketing	202.00	1.52 %	907.50	1.08 %
Automobile Expense	0.00	0.00 %	1,397.16	1.66 %
Bank Service Charges	154.00	1.16 %	240.25	0.29 %
Communications	0.00	0.00 %	99.08	0.12 %
Computer & Internet Expense	498.71	3.75 %	0.00	0.00 %
Contract Labor	300.00	2.25 %	4,400.00	5.23 %
Meals & Entertainment	17.34	0.13 %	3,141.24	3.73 %
Office Supplies	108.43	0.81 %	133.59	0.16 %
Operations Expense	0.00	0.00 %	450.00	0.53 %
Postage & Delivery	27.50	0.21 %	2.05	0.00 %
Professional Services	1,325.00	9.95 %	1,612.37	1.92 %
Rent Expense	31,750.00	238.48 %	27,823.36	33.06 %
Repairs & Maintenance	0.00	0.00 %	189.59	0.23 %
Telephone Expense	137.86	1.04 %	1,103.00	1.31 %
Travel Expense	0.00	0.00 %	1,060.70	1.26 %
Utilities	5,279.54	39.66 %	5,835.32	6.93 %
Total Operating Expenses	39,800.38	298.95 %	48,395.21	57.50 %
Operating (Loss)	(31,677.76)	(237.94)%	(6,473.62)	(7.69)%
Other Income				
Interest Income	0.43	0.00 %	0.00	0.00 %
Total Other Income	0.43	0.00 %	0.00	0.00 %
Other Expenses				
Interest Expense	717.11	5.39 %	0.00	0.00 %
SBA Fee	100.00	0.75 %	0.00	0.00 %
Total Other Expenses	817.11	6.14 %	0.00	0.00 %
(Loss) Before Income Taxes	(32,494.44)	(244.08)%	(6,473.62)	(7.69)%
Income Tax	0.00	0.00 %	0.00	0.00 %
Net (Loss)	$ (32,494.44)	(244.08)%	$ (6,473.62)	(7.69)%

Graf Medical Imaging, Inc.

Statement of Changes in (Deficit) in Stockholders' Equity

Years Ended December 31, 2020 and 2019

	Common Stock		Stock Subscription		Total (Deficit) In
	Number	Amount	Receivable	Retained Earnings	Stockholders' Equity
Balance at January 1, 2019	12,595,000	$ 125,950.00	$ (120,750.00)	$ (5.00)	$ 5,195.00
Stock Subscription Paid			9,900.00		9,900.00
Net (Loss)				(6,473.62)	(6,473.62)
Balance at December 31, 2019	12,595,000	$ 125,950.00	$ (110,850.00)	$ (6,478.62)	$ 8,621.38
Net (Loss)				(32,494.44)	(32,494.44)
Balance at December 31, 2020	12,595,000	$ 125,950.00	$ (110,850.00)	$ (38,973.06)	$ (23,873.06)

See independent accountants' review report and notes to financial statements

GRAF Medical Imaging Inc.
Statement of Cash Flows
Year Ended December 31, 2020 and 2019

	Dec 31, 2020	Dec 31, 2019
Cash Flows from Operating Activities		
Net (Loss)		
Net (Loss)	$ (32,494.44) $	(6,473.62)
Total Net (Loss)	**(32,494.44)**	**(6,473.62)**
Adjustments to Net Income		
Adjustments to reconcile Net Income (Loss) to net Cash:		
(Increase) Decrease in:		
Accounts Receivable	0.00	(7,723.50)
Increase (Decrease) in:		
Accounts Payable	800.00	1,931.04
Accrued Interest Payable	717.11	0.00
Current Portion of Long-Term Li	24.33	0.00
Total Adjustments	**1,541.44**	**(5,792.46)**
Net Cash (Used In) Operating Activities	**(30,953.00)**	**(12,266.08)**
Cash Flows from Investing Activities		
Sale of Fixed Assets	0.00	5,000.00
Net Cash Provided By (Used In) Investing Activities	**0.00**	**5,000.00**
Cash Flows from Financing Activities		
SBA EIDL Loan	31,275.67	0.00
Stock Subscription Receivable	0.00	9,900.00
Net Cash Provided By Financing Activities	**31,275.67**	**9,900.00**
Net Increase in Cash	**322.67**	**2,633.92**
Cash at Beginning of Period		
Cash at Beginning of Period	2,828.92	195.00
Total Cash at Beginning of Period	**2,828.92**	**195.00**
Cash at End of Period	**$ 3,151.59 $**	**2,828.92**

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of operations and Operating Cycles

The Company is engaged in a single industry—sales and service of medical imaging equipment throughout the United States.

Revenue Recognition

The Company recognizes revenue in accordance with FASB ASC Topic 606 as follows:

Revenue from the sale medical imaging equipment is recognized at a point in time, as all performance obligations are satisfied when a contract is signed by the customer, financing has been arranged or collectability is probable, and the control of the medical imaging equipment is transferred to the customer. The transaction price for a medical imaging equipment sale is specified in the contract with the customer, including all cash and noncash considerations.

Revenue from service of medical imaging equipment is recognized at a point when the services are provided.

Timing of Revenue Recognition:

	2020	2019
Goods and services transferred at a point in time	$ 13,313.25	$ 76,446.50
Goods and services transferred over time	-	7,723.50
	$ 13,313.25	$ 84,170.00

Cash and cash equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Accounts receivable and bad debts

Accounts receivable are stated at the amount management expects to collect from balances outstanding at year-end. Receivables are deemed to be uncollectible based on management's past experience with collections. Based on the Company's prior history, uncollectible accounts have not been material and amounts deemed uncollectible, if any, are written off promptly. During the years ended December 31, 2020 and 2019, respectively, the Company did not incur any bad debts from customers.

The Company's receivables are collateralized by normal contractor lien rights.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates, including estimates relating to assumptions that affect certain reported amounts of assets and liabilities and disclosures at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

The Company adopted FASB ASU No. 2015-17, "Income Taxes (Topic 740)—Balance Sheet Classification of Deferred Taxes", which requires companies to report their deferred tax liabilities and deferred tax assets together as a single noncurrent item on the classified balance sheet. Interest and penalties related to unrecognized tax benefits are included as interest expense and the accrued interest and penalties are included with the tax liabilities.

Advertising

All advertising costs are recorded to expense as incurred. Advertising expense was $202.00 and $907.50 for the years ended December 31, 2020 and 2019, respectively.

Concentration of credit risk

The Company maintains its cash balances in one financial institution located in Mobile, Alabama. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2020, the Company had no uninsured balances.

Compensated Absences

No provision for compensated absences has been made because the Company has no written policy and the amount of such provision is not estimable.

NOTE 2 - LONG-TERM DEBT

Long-term debt at December 31, 2020 and 2019:

	2020	2019
Payable to the U.S. Small Business Administration (SBA) in monthly installment payments of $153.00, including principal and interest (3.75% per annum). Payments begin on May 22, 2021, which is one year after the loan date. The loan term is 30 years. The loan is collateralized by all tangible and intangible assets of the Company	$ 31,300.00	$ -
Less current portion	24.33	-
	$ 31,275.67	$ -

Current maturities of long-term debt are as follows:

Year ending December 31		
2021 (included in current portion)	$	24.33
2022		674.72
2023		697.24
2024		727.06
2025		754.81
Thereafter		28,421.84
	$	31,300.00

NOTE 3 - OPERATING LEASES

The Company leases office space under a separate operating lease. Total expense for rental of space, under operating leases, was $31,750.00 and $27,823.36 for the years ended December 31, 2020 and 2019, respectively. Future minimum annual rental commitments under this non-cancelable long-term operating lease at December 31, 2020 are as follows:

Year ending December 31		
2021	$	33,750.00
2022		34,800.00
2023		20,300.00
	$	88,850.00

NOTE 4 - INCOME TAXES

The provision for income taxes is based on earnings reported for income tax purposes net of deferred taxes. A deferred income tax asset or liability is determined by applying currently enacted tax laws and rates to the expected reversal of the cumulative temporary differences between the carrying value of assets and liabilities for financial statement and income tax purposes. Deferred income tax expense or benefit is measured by the change in the deferred income tax asset or liability during the year. Deferred tax assets and liabilities arise primarily from the different methods of calculating depreciation, various allowance accounts, net operating and capital loss carryforwards.

The provision for income taxes consists of the following:

	2020	2019
Current taxes (benefit)		
Federal	$ -	$ -
State	-	-
	-	-
Deferred taxes (benefit)		
Federal	(6,314.14)	(2,442.77)
State	(1,627.53)	(638.84)
	(7,941.67)	(3,081.61)
Valuation allowance	7,941.67	3,081.61
	$ -	$ -

Deferred income taxes include the future effect of IRC Section 179 carryforward and State net operating loss carryforward.

Net deferred tax liabilities within each tax jurisdiction consisted of the following at December 31, 2020 and 2019, respectively:

	December 31, 2020		
	Asset	*Liability*	*Net*
Federal	$ 8,756.91	$ -	$ 8,756.91
State	2,266.37	-	2,266.37
Subtotal	11,023.28	-	11,023.28
Accumulated valuation allowances	(11,023.28)	-	(11,023.28)
Net deferred income tax asset	$ -	$ -	$ -

GRAF MEDICAL IMAGING, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019

NOTE 4 - INCOME TAXES (continued)

	December 31, 2019					
	Asset		Liability		Net	
Federal	$	2,442.77	$	-	$	2,442.77
State		638.84		-		638.84
Subtotal		3,081.61		-		3,081.61
Accumulated valuation allowances		(3,081.61)		-		(3,081.61)
Net deferred income tax asset	$	-	$	-	$	-

The deferred tax asset has been recognized for net operating loss carryforwards. The net operating loss carryforwards will expire with the filing of the tax returns for the following years ended December 31:

	Federal	State
2034	$ -	$ 12,271.08
2035	-	31,694.44
2036	-	-
2037	-	-
2038	-	-
2039	12,271.08	-
2040	31,694.44	-
	$ 43,965.52	$ 43,965.52

A valuation allowance was provided in the 2020 and 2019 financial statements relating to the above net operating loss carryforwards because the Company believes that there may be a greater than 50 percent probability that a substantial portion of the loss carryforwards will not be utilized. Accordingly, valuation allowance of $7,541.67 was provided. If the Company is unable to generate sufficient taxable income in the future, increases in the valuation allowance will be reported through a credit to income.

FASB ASC 740 requires management to perform an evaluation of all income tax positions taken or expected to be taken in the course of preparing the Company's income tax returns to determine whether the income tax positions meet a "more likely than not" standard of being sustained under examination by the applicable taxing authorities. This evaluation is required to be performed for all open tax years, as defined by the various statutes of limitations, for federal and state purposes.

.

NOTE 4 - INCOME TAXES (continued)

The Company is required to file federal and state income tax returns. With limited exceptions, the Company is no longer subject to income tax examination for any years earlier than 2017 for federal and state purposes. Management has performed its evaluation of all other income tax positions taken on all open income tax returns and has determined that there were no positions taken that do not meet the more likely than not standard. Accordingly, there are no provisions for income taxes, penalties or interest receivable or payable relating to uncertain income tax provisions in the accompanying financial statements.

NOTE 5 – SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

There was no cash paid for interest or income taxes for the years ended December 31, 2020 and 2019, respectively.

NOTE 6 – STOCK INCENTIVE PLAN

The Company has adopted a Stock Incentive Plan which will include a stock option plan. A total of 400,000 shares have been reserved under the Stock Incentive Plan. No shares or options have been granted as of December 31, 2020 under the Stock Incentive Plan.

NOTE 7 – SUBSEQUENT EVENTS

The Company did not have any other subsequent events through February 8, 2021, which is the date the financial statements were available to be issued (or "were issued" based on client facts and circumstances) for events requiring recording or disclosure in the financial statements for the year ended December 31, 2020.